FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 11, 2010 regarding consolidated financial results for fiscal 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 12, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for Fiscal 2009

Tokyo, May 11, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2009, ended March 31, 2010.

Note:	All figures, except for the outlook for fiscal 2010, were converted at the rate of 93 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2010.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. stockholders per share (6) and Net income (loss) attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
1. Revenues	10,000,369	8,968,546	90	96,436
2. Operating income	127,146	202,159	159	2,174
3. Income (loss) before income taxes	(289,871)	63,580	—	684
4. Net income (loss)	(795,120)	(84,391)	—	(907)
5. Net income (loss) attributable to Hitachi, Ltd.	(787,337)	(106,961)	—	(1,150)
6. Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	(236.86)	(29.20)	—	(0.31)
Diluted	(236.87)	(29.20)	—	(0.31)
7. Net income (loss) attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	(2,369)	(292)	—	(3.14)
Diluted	(2,369)	(292)	—	(3.14)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	Segment Information are prepared based on U.S.GAAPs starting from Fiscal 2009. The Company has changed the business segment classification starting from Fiscal 2009. Figures for Fiscal 2008 have been restated to reflect the reclassification.
	4.	Upon the adoption of Accounting Standards Codification 810, “Income before income taxes and minority interests”, “Income before minority interests” and “Net income” are changed to “Income before income taxes”, “Net income” and “Net income attributable to Hitachi, Ltd.”, respectively, from Fiscal 2009.
	5.	The figures are for 900 consolidated subsidiaries, including Variable Interest Entities, and 157 equity-method affiliates.

1. Qualitative Information Concerning Consolidated Business Results

1-1. Summary of Fiscal 2009 Consolidated Business Results

(1) Business Results

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	8,968.5	(10%)	96,436
Operating income	202.1	59%	2,174
Income before income taxes	63.5	—	684
Net loss	(84.3)	—	(907)
Net loss attributable to Hitachi, Ltd.	(106.9)	—	(1,150)

The global economy in fiscal 2009, the fiscal year ended March 31, 2010, experienced an economic recovery during the second half of the fiscal year following the worst period of the economic recession in the first half. In particular, the Chinese economy achieved a high rate of economic growth, as highlighted by 8.7% year-over-year GDP growth in the 2009 calendar year, largely in part due to significant governmental economic counter measures and other contributing factors. The other Asian economies also experienced modest recovery due to exports to China and government economic stimulus measures.

The U.S. and European economies, although struggling to put the first half of the fiscal year behind them, were improved by bold quantitative easing and government spending programs, enabling them to also see a moderate recovery in the latter half of 2009. Additionally, rebounding exports to emerging nations also aided in this recovery. However, with the continued fragile state of the financial environment, new problems have surfaced such as risks surrounding public finances in some southern European countries.

In Japan, the economy began to experience a gentle recovery during the latter half of 2009 on the back of exports to China and other emerging nations, progress with inventory adjustments of electronic components and devices and semiconductor- and automotive-related products, and the benefits of government programs such as the eco-points program and tax breaks on eco-friendly cars. Still, Japan has yet to achieve a self-sustaining recovery, with capital investment slow to pick up and employment and personal income conditions remaining difficult.

Hitachi’s consolidated revenues for fiscal 2009 declined 10% year over year, to 8,968.5 billion yen, despite strong growth from the Power Systems segment. The decline in revenues were led by the Information & Telecommunication Systems, High Functional Materials & Components, and Components and Devices segments, all due to the economic recession.

Overseas revenues decreased 12% year over year, to 3,654.7 billion yen due to a worldwide downturn in demand.

Hitachi posted consolidated operating income of 202.1 billion yen, up 59% year over year. Although earnings were lower in the Information & Telecommunication Systems and Construction Machinery segments, largely due to constraints on capital expenditures, earnings were significantly improved in the Automotive Systems and Digital Media & Consumer Products segments, reflecting the benefits of business structure reforms and other factors. The better operating income result also reflected cuts to fixed costs and procurement costs.

Net other deductions were 138.5 billion yen, an improvement of 278.4 billion yen from the previous fiscal year. This reflects improved net equity in losses due to better performances by semiconductor-related affiliates and other entities, improved exchange gains due to the weaker yen, and decreased expenses related to the completion of business restructuring compared with the previous fiscal year, including impairment losses on fixed assets.

As a result, Hitachi recorded income before income taxes of 63.5 billion yen, 353.4 billion yen better year over year.

Income taxes decreased 357.2 billion yen year over year to 147.9 billion yen due to a decline in write-off of deferred tax assets subject to consolidated taxation.

Consequently, Hitachi posted a net loss of 84.3 billion yen, a year-over-year improvement of 710.7 billion yen. Net loss attributable to noncontrolling interests was 22.5 billion yen and net loss attributable to Hitachi, Ltd. was 106.9 billion yen, representing a 680.3 billion yen improvement over fiscal 2008.

Hitachi resumed posting quarterly net income attributable to Hitachi, Ltd. from the third quarter (October-December 2009) of fiscal 2009.

(2) Revenues and Operating Income (Loss) by Business Segment

Effective from fiscal 2009, Hitachi has adopted FASB Accounting Standards Codification (ASC) 280, “Segment Reporting,” and therefore changed its business segmentation. In accordance with this, Hitachi has shown figures for the previous fiscal year under the new segment classifications. Previously, Hitachi prepared segment information based on Japanese accounting standards.

Results by business segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,705.5	(12%)	18,340
Operating income	94.5	(32%)	1,017

The segment recorded revenues of 1,705.5 billion yen, a decrease of 12% year over year. Software and services posted lower revenues year over year due to the impact of constrained IT investment, which was a byproduct of the sluggish Japanese economy. Hardware revenues also fell year over year, reflecting a decline in storage revenues due to the impact of foreign currency exchange rate fluctuations and lackluster demand. Furthermore, unit shipments of ATMs fell in Japan.

Segment operating income dropped 43.8 billion yen, to 94.5 billion yen. Software and services overall recorded lower operating income, reflecting lower services earnings due to decreased revenues, although software earnings were steady. Hardware also posted lower operating income in line with lower revenues.

[Power Systems]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	882.1	2%	9,485
Operating income	22.0	533%	237

Segment revenues were 882.1 billion yen, up 2% year over year. One reason was strong sales of coal-fired thermal power generation systems overseas, notably in Europe and South Africa. In addition, sales of nuclear power generation systems were robust due to the construction of new plants and preventative maintenance in Japan. Moreover, higher sales of renewable energy-related systems, such as wind power generation systems, also contributed to the segment revenue growth.

Segment operating income improved 18.5 billion yen to 22.0 billion yen, the result of higher revenues, and better project management.

[Social Infrastructure & Industrial Systems]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,250.2	(6%)	13,443
Operating income	42.0	22%	453

The segment recorded revenues of 1,250.2 billion yen, down 6% year over year, reflecting lower sales of elevators and escalators, and industrial equipment for the manufacturing industry, as a consequence of the economic recession.

Segment operating income was 42.0 billion yen, an improvement of 7.6 billion yen year over year. Although earnings were impacted by lower revenues, the segment had fewer unprofitable projects due to better project management and also steps were taken to reduce costs.

[Electronic Systems & Equipment]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	998.6	2%	10,738
Operating loss	(5.2)	—	(56)

Segment revenues were 998.6 billion yen, up 2% year over year, despite a sharp drop in sales of semiconductor- and LCD-related manufacturing equipment due to constrained capital expenditures in the electronics field. The increase related mainly to the consolidation of Hitachi Kokusai Electric Inc. and Hitachi Koki Co., Ltd. in March 2009.

The segment reported an operating loss of 5.2 billion yen, which was 30.9 billion yen more than in fiscal 2008, as it fell into the red in the first half of fiscal 2009 due to much lower revenues. However, the segment returned to profitability from the third quarter (October-December 2009) due to reductions to fixed costs and materials procurement costs, as well as a partial recovery in capital investment, centered on semiconductors.

[Construction Machinery]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	583.6	(19%)	6,276
Operating income	17.6	(66%)	190

The segment reported a 19% decline in revenues year over year, to 583.6 billion yen due to soft global demand for construction equipment. However, a right spot was sharply higher sales of hydraulic excavators due to infrastructure building in China, which was part of the government’s stimulus package.

Segment operating income fell 33.6 billion yen year over year, to 17.6 billion yen due to the impact of lower revenues, despite the segment implementing cost-reduction measures.

[High Functional Materials & Components]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,249.3	(20%)	13,434
Operating income	44.4	76%	478

Segment revenues declined 20% year over year, to 1,249.3 billion yen. Although there were signs of a recovery from the latter half of fiscal 2009 in automotive components and LCD- and semiconductor-related products, revenues declined due to lower sales at Hitachi Metals, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Cable, Ltd. attributable to declining global demand.

Operating income improved 19.1 billion yen, to 44.4 billion yen, even though revenues declined. This improved performance reflected reductions in fixed costs and materials procurement expenses and improved earnings from products for LCD- and semiconductor-related applications.

[Automotive Systems]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	638.8	(6%)	6,869
Operating loss	(5.4)	—	(59)

Segment revenues decreased 6% year over year, to 638.8 billion yen, reflecting the negative impact of sluggish demand worldwide through the first half of fiscal 2009. However, the second half of fiscal 2009 saw an improvement in revenues due to recovering demand in North America and market expansion in China. Economic stimulus programs by governments around the world also drove the rebound.

The segment recorded an operating loss of 5.4 billion yen, but this was a 55.0 billion yen improvement year over year. Although revenues declined, the segment realigned and integrated bases, adjusted its workforce and made progress with other business structure reforms as part of product portfolio realignment, helping the segment to become profitable from the third quarter (October-December 2009) of fiscal 2009.

[Components & Devices]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	754.8	(23%)	8,117
Operating income	1.1	(80%)	12

Segment revenues declined 23% year over year, to 754.8 billion yen, the result of lower sales of HDDs due to sluggish demand caused by constrained IT investment, and lower sales of displays for mobile phones and game consoles.

Operating income declined 4.6 billion yen, to 1.1 billion yen due to lower earnings in HDDs in line with decreased sales, despite the segment cost reduction measures within the segment.

Note:	The HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2010 include the operating results of Hitachi GST for the period from January through December 2009.

[Digital Media & Consumer Products]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	929.2	(16%)	9,992
Operating loss	(7.2)	—	(77)

The segment recorded a 16% decrease in revenues, to 929.2 billion yen. In addition to lower sales of flat-panel TVs due to a large reduction of overseas sales channels, the decline was attributable to lower sales of air conditioners due to constrained capital investment and a cool summer in 2009 in Japan.

The segment reported an operating loss of 7.2 billion yen, but this was a 103.3 billion yen improvement year over year. The segment was profitable as a whole from the second quarter (July-September 2009) due to higher earnings from optical disc drives, in addition to improvement resulting from business structure reforms in flat-panel TVs. The latter included switching to procuring panels from outside the Hitachi Group, reducing overseas sales channels and adjustments to the workforce.

Note:	The Optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2010 include the operating results of HLDS for the period from January through December 2009.

[Financial Services]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	419.6	5%	4,512
Operating income	8.5	28%	92

The segment reported a 5% year-over-year increase in revenues, to 419.6 billion yen, largely due to recording large cancellation penalty payment receipts, in addition to strong revenues from agricultural equipment leases and housing loans for consumers at Hitachi Capital Corporation.

Operating income improved 1.8 billion yen year over year, to 8.5 billion yen, as operating costs and financing costs declined and the segment implemented other cost-reduction measures.

[Others]

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	763.6	(8%)	8,211
Operating income	19.4	(21%)	209

The segment recorded a 8% fall in revenues year over year, to 763.6 billion yen due to lower revenues at Hitachi Transport System, Ltd. due to soft demand, as well as lower revenues in other services businesses.

Segment operating income dropped 5.0 billion yen year over year, to 19.4 billion yen, due to the lower revenues and other factors.

(3) Revenues by Market

	Year ended March 31, 2010
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	5,313.7	(9%)	57,138
Outside Japan	3,654.7	(12%)	39,298
Asia	1,699.0	(11%)	18,270
North America	729.6	(19%)	7,846
Europe	824.6	(9%)	8,868
Other Areas	401.2	(5%)	4,315

Revenues in Japan were 5,313.7 billion yen, down 9% year over year.

Outside Japan revenues declined 12%, to 3,654.7 billion yen due to falling global demand and other factors. As a result, the ratio of overseas revenues to consolidated revenues was 41%, the same as fiscal 2008.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, decreased 42% year over year, to 247.4 billion yen. Hitachi continued to strictly select investments as a whole, but did increase investments in the Power Systems segment.

Depreciation, excluding leasing assets, decreased 9%, to 356.4 billion yen, mainly due to the strict selection of capital investments and realignment and integration of manufacturing bases.

R&D expenditures declined 11%, to 372.4 billion yen, which corresponded to 4.2% of consolidated revenues. This decline was the result of moving forward with business structure reforms, although Hitachi did increase development focused on the Power Systems segment.

(5) Outlook for Fiscal 2010

	Year ending March 31, 2011
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	9,200.0	3%	108,235
Operating income	340.0	68%	4,000
Income before income taxes	315.0	395%	3,706
Net income	205.0	—	2,412
Net income attributable to Hitachi, Ltd.	130.0	—	1,529

In terms of the overall business environment going forward, the Chinese economy is expected to maintain a high growth rate due to robust internal demand and the beneficial effects of government policy, although it faces such problems as dealing with rising real estate and other prices, and revaluation of the yuan. Southeast Asian countries, India, Brazil and certain other nations are also expected to maintain a steady recovery path in general. Emerging economies will thus more clearly become the key drivers of the world economy. Industrialized nations should also see their moderate recoveries continue, with growth rates of approximately 2% to 3% compared with the previous year. However, there are concerns that the pace of economic recovery will slow as the effects of economic stimulus measures wear off and monetary policy is normalized. There are also other causes of instability, including the possibility that sovereign debt　problems will spread in southern Europe and the yen’s appreciation.

The Japanese economy is expected to continue recovering, too. However, the ability of the economy to sustain a recovery under its own steam will be called into question even more as economic counter measures run their course.

Due to these economic conditions, at present Hitachi is forecasting the results shown above for fiscal 2010, the year ending March 31, 2011.

Making full use of the business base the Hitachi Group has built over the years, Hitachi will concentrate even more on the Social Innovation Businesses from three perspectives to create a more stable profit base: transforming into a truly global company, fusing information and telecommunication systems and power and industrial systems, and expanding environmental businesses.

Projections for fiscal 2010 assume an exchange rate of 85 yen to the U.S. dollar and 120 yen to the euro.

1-2. Financial Position

(1) Financial Position

	As of March 31, 2010
	Billions of yen	Change from March 31, 2009	Millions of U.S. dollars
Total assets	8,951.7	(451.9)	96,256
Total liabilities	6,683.9	(540.4)	71,870
Interest-bearing liabilities	2,367.1	(452.9)	25,453
Total Hitachi, Ltd. stockholders’ equity	1,284.6	234.7	13,814
Noncontrolling interests	983.1	(146.2)	10,572
Total Hitachi, Ltd. stockholders’ equity ratio	14.4%	3.2 point improvement	—
D/E ratio (including noncontrolling interests)	1.04 times	0.25 point improvement	—

Total assets as of March 31, 2010 decreased 451.9 billion yen from March 31, 2009, to 8,951.7 billion yen. This was the result of reducing operating assets, centered mainly on inventories, and implementing business structure reforms to improve cash flows. Interest-bearing liabilities declined 452.9 billion yen, to 2,367.1 billion yen, as Hitachi returned working capital to normal operating levels. Stockholders’ equity increased 234.7 billion yen, to 1,284.6 billion yen, due to capital raising and an improvement in pension liability adjustments. As a result, the total Hitachi, Ltd. stockholders’ equity ratio improved 3.2 points from March 31, 2009, to 14.4%. The debt-to-equity ratio, including noncontrolling interests, improved 0.25 points, to 1.04.

(2) Cash Flows

	Year ended March 31, 2010
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	798.2	239.3	8,584
Cash flows from investing activities	(530.5)	19.4	(5,705)
Free cash flows	267.7	258.7	2,879
Cash flows from financing activities	(502.3)	(786.7)	(5,402)

Operating activities provided net cash of 798.2 billion yen, a 239.3 billion yen increase from the previous fiscal year. In addition to a major improvement in net loss, this was due to the reduction of inventories and other factors.

Investing activities used net cash of 530.5 billion yen, 19.4 billion yen less year over year. The decrease was mainly due to the stricter selection of investments in property, plant and equipment.

Free cash flows, the sum of cash flows from operating and investing activities, was 267.7 billion yen.

Financing activities used net cash of 502.3 billion yen, a 786.7 billion yen change from the net cash provided in fiscal 2008. Although Hitachi procured funds through a capital raising, this decrease reflected tender offers for five publicly listed companies and the repayment of short-term debt due to the normalization of working capital.

The net result of the above items was a decrease of 230.3 billion yen in cash and cash equivalents, to 577.5 billion yen.

(3) Trends in Cash Flow Indexes

	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2010
Hitachi, Ltd. stockholders’ equity ratio (%)	20.6	11.2	14.4
Equity ratio based on market value (%)	18.7	9.4	17.4
Cash flow to interest-bearing debt ratio	3.2	5.0	3.0
Interest coverage ratio (times)	18.7	16.5	30.4

(a)	Hitachi, Ltd. stockholder’s equity ratio: Total Hitachi, Ltd. shareholders’ equity / Total assets
(b)	Equity ratio based on market value: Market capitalization / Total assets
(c)	Cash flow to interest-bearing debt ratio: Interest-bearing debt / Cash flows from operating activities
(d)	Interest coverage ratio: Cash flows from operating activities / Interest charges

Note:	Market capitalization is computed based on the number of issued shares, excluding treasury stock.

1-3. Basic Policy on the Distribution of Earnings and Fiscal 2009 and 2010 Dividends

Hitachi views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of Hitachi is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye on ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including Hitachi’s financial condition, results of operations and dividend payout ratio.

Hitachi believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by Hitachi after considering its future capital requirement under its business plans, market conditions and other relevant factors.

Based on the above policies, regrettably, Hitachi determined to forgo the payment of the dividend for fiscal 2009. For fiscal 2010, Hitachi plans to pay the interim dividend of 5 yen per share, which consists of ordinary dividend of 3 yen per share and commemorative dividend of 2 yen per share for Hitachi’s centennial anniversary. Year-end dividend has not been determined.

1-4. Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group utilizes highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; the fundraising environment; falls in prices of shareholdings; losses related to investments in affiliated companies; intensifying competition; rapid technological innovations; changes in estimates and costs related to long-term contracts, the procurement of raw materials and components; supply and demand balance; the ability to develop an effective strategy for strengthening the Social Innovation Business; progress in business restructuring; overseas business activities; the ability to implement mergers and acquisitions and to form strategic alliances; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; natural disasters and similar events; reliance on information systems; the management of confidential information; retirement benefit liabilities; and recruiting activities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

2. Management Policy

(1) Basic Management Policy

Amid intensifying competition in world markets, the Hitachi Group has been expanding its business through development of Hitachi and its related companies (subsidiaries and affiliated companies). Hitachi aims to improve its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

(2) Medium-and-Long-term Management Strategy

Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them, in order to build a more stable earnings base. The Company will concentrate on three key areas—transforming into a truly global company; fusing information and telecommunication systems and power and industrial systems; and expanding environmental businesses—capitalizing fully on the Hitachi Group’s business base built up over the years.

(3) Issues Facing Hitachi Group

The Hitachi Group aims to achieve strong growth by implementing the following measures to improve its earnings and drive growth going forward. Hitachi sees increasing demand for addressing global environmental problems, particularly in industrialized nations, and the building of social infrastructure in emerging nations as perfect business opportunities in this context.

•

Hitachi will channel business resources to the Social Innovation Business. It intends to leverage the collective strengths of the Hitachi Group to bring about social innovation through the fusion of information and telecommunication systems and social infrastructure businesses.

•	Hitachi will draw upon the Hitachi Group’s outstanding environmental technologies to provide products and services with a lower environmental impact and thereby help protect the natural environment.

•

Hitachi plans to develop the Social Innovation Business globally. In order to address customer needs, Hitachi will team up with local partners and develop more locally based operations. Furthermore, Hitachi will recruit and develop diverse human resources from various regions.

•	The year 2010 marks the centenary of Hitachi’s foundation. In order to engineer the revival of a strong Hitachi for the next 100 years, the Company will implement the following measures.

•	Adhering to its corporate credo of contributing to society through technology, Hitachi will engage in advanced R&D activities and fully utilize intellectual property.

•

Hitachi will continuously seek to optimize its business portfolio, restructuring businesses as necessary, including withdrawal and divestment, based on business profitability and on synergies with the Social Innovation Business.

•

Hitachi will work to improve its operations by continuously implementing cost-reduction programs to decrease fixed, procurement and other costs. Additionally, Hitachi will work to improve cash flows by reducing inventories, quickly collecting accounts receivables and taking other actions.

•	Hitachi will rigorously strengthen MONOZUKURI (manufacturing) capabilities to achieve high quality so that it can provide safe and reliable products to customers.

Recognizing the importance of living up to the trust placed within society, Hitachi will ensure that it remains steadfast and compliant, so as not to infringe upon any laws or regulations in order to raise the value of the Hitachi brand.

Consolidated Statements of Operations

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Revenues	10,000,369	8,968,546	90	96,436
Cost of sales	7,816,180	6,849,255	88	73,648
Selling, general and administrative expenses	2,057,043	1,917,132	93	20,614
Operating income	127,146	202,159	159	2,174
Other income	33,284	18,185	55	196
(Interest and dividends)	27,721	17,816	64	192
(Other)	5,563	369	7	4
Other deductions	450,301	156,764	35	1,686
(Interest charges)	33,809	26,252	78	282
(Other)	416,492	130,512	31	1,403
Income (loss) before income taxes	(289,871)	63,580	—	684
Income taxes	505,249	147,971	29	1,591
Net income (loss)	(795,120)	(84,391)	—	(907)
Less: Net income (loss) attributable to noncontrolling interests	(7,783)	22,570	—	243
Net income (loss) attributable to Hitachi, Ltd.	(787,337)	(106,961)	—	(1,150)

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2009 (A)	As of March 31, 2010 (B)	(B)-(A)	As of March 31, 2010
Total Assets	9,403,709	8,951,762	(451,947)	96,256
Current assets	5,065,399	4,775,197	(290,202)	51,346
Cash and cash equivalents	807,926	577,584	(230,342)	6,211
Short-term investments	8,654	53,575	44,921	576
Trade receivables
Notes	105,218	104,353	(865)	1,122
Accounts	2,028,060	2,138,139	110,079	22,991
Investments in leases	170,340	194,108	23,768	2,087
Inventories	1,456,271	1,222,077	(234,194)	13,141
Other current assets	488,930	485,361	(3,569)	5,219
Investments and advances	693,487	712,993	19,506	7,667
Property, plant and equipment	2,393,946	2,219,804	(174,142)	23,869
Intangible assets	455,095	505,348	50,253	5,434
Other assets	795,782	738,420	(57,362)	7,940

Total Liabilities and Equity	9,403,709	8,951,762	(451,947)	96,256
Current liabilities	4,621,904	3,931,203	(690,701)	42,271
Short-term debt and current portion of long-term debt	1,530,457	755,181	(775,276)	8,120
Trade payables
Notes	39,811	25,737	(14,074)	277
Accounts	1,138,770	1,229,546	90,776	13,221
Advances received	386,519	385,199	(1,320)	4,142
Other current liabilities	1,526,347	1,535,540	9,193	16,511
Noncurrent liabilities	2,602,453	2,752,714	150,261	29,599
Long-term debt	1,289,652	1,611,962	322,310	17,333
Retirement and severance benefits	1,049,597	905,183	(144,414)	9,733
Other liabilities	263,204	235,569	(27,635)	2,533
Total equity	2,179,352	2,267,845	88,493	24,385
Total Hitachi, Ltd. stockholders’ equity	1,049,951	1,284,658	234,707	13,814
Common stock	282,033	408,810	126,777	4,396
Capital surplus	560,066	620,577	60,511	6,673
Legal reserve and retained earnings	820,440	713,479	(106,961)	7,672
Accumulated other comprehensive loss	(586,351)	(432,057)	154,294	(4,646)
(Foreign currency translation adjustments)	(179,737)	(182,783)	(3,046)	(1,965)
(Pension liability adjustments)	(405,082)	(272,410)	132,672	(2,929)
(Net unrealized holding gain on available-for-sale securities)	12	25,564	25,552	275
(Cash flow hedges)	(1,544)	(2,428)	(884)	(26)
Treasury stock	(26,237)	(26,151)	86	(281)
Noncontrolling interests	1,129,401	983,187	(146,214)	10,572

Note:	Intangible assets, formerly included in Other assets, are separately disclosed. Accordingly, figures as of March 31, 2009 have been reclassified.

Consolidated Statements of Stockholders’ Equity

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2009	2010	2010
Hitachi, Ltd. stockholders’ equity
Common stock
Balance at beginning of year	282,033	282,033	3,033

Issuance of common stock	—	126,776	1,363
Conversion of convertible bonds	—	1	0

Balance at end of year	282,033	408,810	4,396

Capital surplus
Balance at beginning of year	555,410	560,066	6,022

Issuance of common stock	—	125,644	1,351
Conversion of convertible bonds	—	1	0
Gain (loss) on sales of treasury	(187)	(136)	(1)
Equity transactions and other	4,843	(64,998)	(699)

Balance at end of year	560,066	620,577	6,673

Retained earnings
Balance at beginning of year	1,626,497	820,440	8,822

Net income (loss) attributable to Hitachi, Ltd.	(787,337)	(106,961)	(1,150)
Cash dividends	(19,944)	—	—
Equity transactions and other	1,224	—	—

Balance at end of year	820,440	713,479	7,672

Accumulated other comprehensive loss
Balance at beginning of year	(267,198)	(586,351)	(6,305)

Current-period change	(319,153)	154,294	1,659

Balance at end of year	(586,351)	(432,057)	(4,646)

Treasury stock
Balance at beginning of year	(26,130)	(26,237)	(282)

Current-period change	(107)	86	1

Balance at end of year	(26,237)	(26,151)	(281)

Total Hitachi, Ltd. stockholders’ equity	1,049,951	1,284,658	13,814

Noncontrolling interest
Balance at beginning of year	1,142,508	1,129,401	12,144

Net income (loss) attributable to noncontrolling interests	(7,783)	22,570	243
Dividends to noncontrolling interests	(28,406)	(24,618)	(265)
Equity transactions and other	23,082	(144,166)	(1,550)

Balance at end of year	1,129,401	983,187	10,572

Total equity	2,179,352	2,267,845	24,385

Consolidated Statements of Cash Flows

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2009	2010	2010
Cash flows from operating activities
Net income (loss)	(795,120)	(84,391)	(907)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	478,759	441,697	4,749
Amortization	178,164	116,065	1,248
Deferred income taxes	403,968	60,440	650
Loss on disposal of tangible rental assets and other property	24,483	22,670	244
Decrease (increase) in receivables	342,008	(138,785)	(1,492)
Decrease (increase) in inventories	(57,206)	205,848	2,213
Increase (decrease) in payables	(359,230)	62,295	670
Other	343,121	112,460	1,209

Net cash provided by operating activities	558,947	798,299	8,584

Cash flows from investing activities
Purchase of property, plant and equipment, net	(408,999)	(265,438)	(2,854)
Purchase of intangible assets, net	(107,949)	(85,092)	(915)
Purchase of tangible assets and software to be leased, net	(323,678)	(248,669)	(2,674)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	52,434	(129,579)	(1,393)
Collection of investments in leases	234,984	172,327	1,853
Other	3,200	25,856	278

Net cash used in investing activities	(550,008)	(530,595)	(5,705)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	340,690	(459,488)	(4,941)
Proceeds from issuance of common stock	—	252,420	2,714
Dividends paid to stockholders	(19,826)	(134)	(1)
Dividends paid to noncontrolling interests	(28,406)	(24,852)	(267)
Other	(8,070)	(270,290)	(2,906)

Net cash provided by (used in) financing activities	284,388	(502,344)	(5,402)

Effect of exchange rate changes on cash and cash equivalents	(46,361)	4,298	46

Net increase (decrease) in cash and cash equivalents	246,966	(230,342)	(2,477)
Cash and cash equivalents at beginning of year	560,960	807,926	8,687

Cash and cash equivalents at end of year	807,926	577,584	6,211

Note:	The Company has changed the presentation of some items starting from Fiscal 2009. Figures for Fiscal 2008 have been reclassified.

Segment Information

(1) Business Segments

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Revenues

Information & Telecommunication Systems	1,945,351	1,705,587	88	18,340
	17%	17%
Power Systems	862,389	882,135	102	9,485
	7%	9%
Social Infrastructure & Industrial Systems	1,334,246	1,250,225	94	13,443
	12%	12%
Electronic Systems & Equipment	983,821	998,632	102	10,738
	9%	10%
Construction Machinery	724,689	583,636	81	6,276
	6%	6%
High Functional Materials & Components	1,561,045	1,249,327	80	13,434
	14%	12%
Automotive Systems	681,750	638,828	94	6,869
	6%	6%
Components & Devices	978,297	754,889	77	8,117
	9%	7%
Digital Media & Consumer Products	1,103,860	929,258	84	9,992
	10%	9%
Financial Services	401,317	419,650	105	4,512
	3%	4%
Others	830,834	763,665	92	8,211
	7%	8%
Subtotal	11,407,599	10,175,832	89	109,418
	100%	100%
Eliminations & Corporate items	(1,407,230)	(1,207,286)	—	(12,982)
Total	10,000,369	8,968,546	90	96,436

Notes	1:	Revenues by business segment include intersegment transactions.
	2:	The Company has changed the business segment classification starting from Fiscal 2009.
Figures for Fiscal 2008 have been restated to reflect the reclassification.

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Operating income (loss)

Information & Telecommunication Systems	138,452	94,592	68	1,017
	96%	41%
Power Systems	3,485	22,075	633	237
	2%	9%
Social Infrastructure & Industrial Systems	34,406	42,086	122	453
	24%	18%
Electronic Systems & Equipment	25,755	(5,218)	—	(56)
	18%	(2%)
Construction Machinery	51,337	17,649	34	190
	35%	8%
High Functional Materials & Components	25,257	44,412	176	478
	17%	19%
Automotive Systems	(60,507)	(5,486)	—	(59)
	(42%)	(2%)
Components & Devices	5,799	1,149	20	12
	4%	0%
Digital Media & Consumer Products	(110,548)	(7,206)	—	(77)
	(76%)	(3%)
Financial Services	6,660	8,518	128	92
	5%	4%
Others	24,515	19,423	79	209
	17%	8%
Subtotal	144,611	231,994	160	2,495
	100%	100%
Eliminations & Corporate items	(17,465)	(29,835)	—	(321)
Total	127,146	202,159	159	2,174

(2) Geographic Segments

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Revenues

Japan

Outside customer sales	6,683,143	6,006,775	90	64,589
	55%	57%
Intersegment transactions	1,302,509	1,011,215	78	10,873
	11%	9%
Total	7,985,652	7,017,990	88	75,462
	66%	66%
Asia

Outside customer sales	1,542,526	1,389,095	90	14,937
	13%	13%
Intersegment transactions	591,611	499,947	85	5,376
	5%	5%
Total	2,134,137	1,889,042	89	20,312
	18%	18%
North America

Outside customer sales	852,100	670,897	79	7,214
	7%	6%
Intersegment transactions	121,325	104,698	86	1,126
	1%	1%
Total	973,425	775,595	80	8,340
	8%	7%
Europe

Outside customer sales	738,662	717,300	97	7,713
	6%	7%
Intersegment transactions	51,318	33,648	66	362
	0%	0%
Total	789,980	750,948	95	8,075
	6%	7%
Other Areas

Outside customer sales	183,938	184,479	100	1,984
	2%	2%
Intersegment transactions	8,367	3,090	37	33
	0%	0%
Total	192,305	187,569	98	2,017
	2%	2%
Subtotal	12,075,499	10,621,144	88	114,206
	100%	100%
Eliminations & Corporate items	(2,075,130)	(1,652,598)	—	(17,770)
Total	10,000,369	8,968,546	90	96,436

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Operating income (loss)
Japan	74,370	149,429	201	1,607
	49%	57%
Asia	76,742	89,399	116	961
	51%	34%
North America	7,182	4,835	67	52
	5%	2%
Europe	(17,129)	11,784	—	127
	(11%)	5%
Other Areas	9,434	6,273	66	67
	6%	2%
Subtotal	150,599	261,720	174	2,814
	100%	100%
Eliminations & Corporate items	(23,453)	(59,561)	—	(640)
Total	127,146	202,159	159	2,174

Note:	The information above shows revenues and profit based on the country location of the Company or its subsidiaries, in accordance with the requirements of the Financial Instruments and Exchange Law of Japan.

(3) Revenues by Market

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Japan	5,861,448	5,313,790	91	57,138
	59%	59%
Asia	1,911,290	1,699,071	89	18,270
	19%	19%
North America	899,550	729,698	81	7,846
	9%	8%
Europe	904,425	824,697	91	8,868
	9%	9%
Other Areas	423,656	401,290	95	4,315
	4%	5%
Outside Japan	4,138,921	3,654,756	88	39,298
	41%	41%
Total	10,000,369	8,968,546	90	96,436
	100%	100%

Per Share Information

	The years ended March 31
	2009	2010	2010
	(Yen)	(Yen)	(U.S. Dollars)
Hitachi, Ltd. stockholders’ equity per share	315.86	287.13	3.09
Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	(236.86)	(29.20)	(0.31)
Diluted	(236.87)	(29.20)	(0.31)

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations are as follows:

	The years ended March 31
	2009	2010	2010
	(Number of shares)	(Number of shares)
Weighted average number of shares on which basic net income (loss) per share is calculated	3,323,996,973	3,662,578,076
Effect of dilutive securities:
Stock options	0	—

Number of shares on which diluted net income (loss) per share is calculated	3,323,996,973	3,662,578,076

	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars)
Net income (loss) attributable to Hitachi, Ltd. stockholders	(787,337)	(106,961)	(1,150)
Effect of dilutive securities:
Other	(8)	0	0

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	(787,345)	(106,961)	(1,150)

Unconsolidated Financial Statements Summary

Income Statements

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2009 (A)	2010 (B)		2010
Revenues	2,610,055	1,938,810	74	20,847
Cost of sales	2,116,177	1,471,552	70	15,823
Gross Profit	493,878	467,258	95	5,024
Selling, general and administrative expenses	526,103	463,757	88	4,987
Operating income (loss)	(32,225)	3,500	—	38
Other income	292,172	98,665	34	1,061
Other deductions	55,232	42,961	78	462
Ordinary income	204,714	59,204	29	637
Extraordinary gain	5,730	13,684	239	147
Extraordinary loss	385,213	106,107	28	1,141
Income (loss) before income taxes	(174,767)	(33,217)	—	(357)
Current income taxes	(8,784)	(3,537)	40	(38)
Deferred income taxes	128,601	5,440	4	58
Net income (loss)	(294,584)	(35,120)	—	(378)
Basic EPS (yen and dollars)	(88.62)	(9.59)	—	(0.10)

Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2009 (A)	As of March 31, 2010 (B)		As of March 31, 2010
Current assets	1,881,472	1,314,489	(566,983)	14,134
(Quick assets)	1,663,126	1,121,264	(541,862)	12,057
(Inventories)	218,174	193,224	(24,949)	2,078
(Deferred tax assets)	171	0	(171)	0
Fixed assets	1,792,234	2,013,208	220,974	21,647
(Investments)	1,380,979	1,695,694	314,714	18,233
(Others)	411,254	317,514	(93,739)	3,414
Total assets	3,673,706	3,327,698	(346,008)	35,782

Current liabilities	2,250,149	1,700,390	(549,758)	18,284
Fixed liabilities	759,031	739,623	(19,407)	7,953
(Debentures)	185,000	229,998	44,998	2,473
(Long-term loans)	318,146	387,608	69,462	4,168
(Deferred tax liabilities)	10,918	14,504	3,586	156
(Others)	244,966	107,512	(137,454)	1,156
Total liabilities	3,009,180	2,440,013	(569,166)	26,237
Net assets	664,526	887,684	223,157	9,545
Liabilities and net assets	3,673,706	3,327,698	(346,008)	35,782

# # #

May 11, 2010

Hitachi, Ltd.

Supplementary Information for the Year ended March 31, 2010

1. Summary

(1) Consolidated Basis

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2009	(D)	(D)/(B)
Revenues*1	10,000.3	8,968.5	90%	4,300.0	104%	9,200.0	103%
Operating income*1	127.1	202.1	159%	125.0	—	340.0	168%
Percentage of revenues	1.3	2.3	—	2.9	—	3.7	—
Income (loss) before income taxes*1	(289.8)	63.5	—	145.0	—	315.0	495%
Net income (loss)*1	(795.1)	(84.3)	—	95.0	—	205.0	—
Net income (loss) attributable to Hitachi, Ltd.*1	(787.3)	(106.9)	—	55.0	—	130.0	—
Dividend payout ratio (%)	—	—	—	—	—	—	—
Average exchange rate (yen / U.S.$)	101	93	—	85	—	85	—
Net interest and dividends*1	(6.0)	(8.4)	—	—	—	—	—

*1	Billions of yen

	As of March 31, 2009	As of March 31, 2010
Cash & cash equivalents, Short-term investments (billions of yen)	816.5	631.1
Interest-bearing debt (billions of yen)	2,820.1	2,367.1
D/E Ratio*2 (times)	1.29	1.04
Number of employees*3	361,796	359,746
Japan	234,519	230,948
Overseas	127,277	128,798
Number of consolidated subsidiaries (Including Variable Interest Entities)	943	900
Japan	403	365
Overseas	540	535

*2	Including noncontrolling interests
*3	The Company has changed the number of employees classification and exclude the temporary employees starting from Fiscal 2009. Figures as of March 31, 2009 have been restated to reflect the reclassification.

(2) Unconsolidated Basis

	Fiscal 2008	Fiscal 2009
	(A)	(B)	(B)/(A)
Revenues*1	2,610.0	1,938.8	74%
Operating income (loss)*1	(32.2)	3.5	—
Ordinary income*1	204.7	59.2	29%
Net income (loss)*1	(294.5)	(35.1)	—
Average exchange rate (yen / U.S.$)	101	93	—

	As of March 31, 2009	As of March 31, 2010
Cash & cash equivalents, Short-term investments (billions of yen)	324.9	98.5
Interest-bearing debt (billions of yen)	987.9	738.5
Number of employees*3	37,283	31,065

2. Consolidated Revenues by Business Segment*4
							(Billions of yen )

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2009	(D)	(D)/(B)
Information & Telecommunication Systems	1,945.3	1,705.5	88%	760.0	96%	1,730.0	101%
Power Systems	862.3	882.1	102%	440.0	113%	880.0	100%
Social Infrastructure & Industrial Systems	1,334.2	1,250.2	94%	480.0	90%	1,090.0	87%
Electronic Systems & Equipment	983.8	998.6	102%	500.0	111%	1,070.0	107%
Construction Machinery	724.6	583.6	81%	310.0	120%	720.0	123%
High Functional Materials & Components	1,561.0	1,249.3	80%	660.0	114%	1,400.0	112%
Automotive Systems	681.7	638.8	94%	330.0	115%	680.0	106%
Components & Devices	978.2	754.8	77%	410.0	115%	870.0	115%
Digital Media & Consumer Products	1,103.8	929.2	84%	460.0	100%	920.0	99%
Financial Services	401.3	419.6	105%	170.0	74%	360.0	86%
Others	830.8	763.6	92%	370.0	101%	780.0	102%
Eliminations & Corporate items	(1,407.2)	(1,207.2)	—	(590.0)	—	(1,300.0)	—
Total	10,000.3	8,968.5	90%	4,300.0	104%	9,200.0	103%
*4 The Company has changed the business segment classification starting from Fiscal 2009. Figures for Fiscal 2008 have been restated to reflect the reclassification.

3. Consolidated Operating Income (Loss) by Business Segment*4
							(Billions of yen )

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
				Six months ending September 30
	(A)	(B)	(B)/(A)	(C)	(C)/six months ended Sep. 30, 2009	(D)	(D)/(B)
Information & Telecommunication Systems	138.4	94.5	68%	29.0	90%	100.0	106%
Power Systems	3.4	22.0	633%	12.0	314%	29.0	131%
Social Infrastructure & Industrial Systems	34.4	42.0	122%	4.0	—	37.0	88%
Electronic Systems & Equipment	25.7	(5.2)	—	6.0	—	28.0	—
Construction Machinery	51.3	17.6	34%	9.0	573%	35.0	198%
High Functional Materials & Components	25.2	44.4	176%	36.0	712%	82.0	185%
Automotive Systems	(60.5)	(5.4)	—	7.0	—	17.0	—
Components & Devices	5.7	1.1	20%	26.0	—	54.0	—
Digital Media & Consumer Products	(110.5)	(7.2)	—	2.0	—	7.0	—
Financial Services	6.6	8.5	128%	8.0	312%	15.0	176%
Others	24.5	19.4	79%	8.0	109%	20.0	103%
Eliminations & Corporate items	(17.4)	(29.8)	—	(22.0)	—	(84.0)	—
Total	127.1	202.1	159%	125.0	—	340.0	168%

4. Consolidated Overseas Revenues by Business Segment*4
					(Billions of yen )

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	413.6	367.6	89%
Power Systems	336.4	351.2	104%
Social Infrastructure & Industrial Systems	259.9	269.7	104%
Electronic Systems & Equipment	456.0	460.3	101%
Construction Machinery	514.4	417.5	81%
High Functional Materials & Components	544.8	450.9	83%
Automotive Systems	265.5	269.2	101%
Components & Devices	708.2	516.6	73%
Digital Media & Consumer Products	491.7	415.8	85%
Financial Services	51.1	48.7	95%
Others	96.8	86.7	90%
Total	4,138.9	3,654.7	88%	4,000.0	109%

5. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)*5

	Fiscal 2008	Fiscal 2009
	(A)	(B)	(B)/(A)
Overseas production (billions of yen)	2,409.5	2,182.4	91%
Percentage of revenues (%)	24	24	—
Percentage of overseas revenues (%)	58	60	—

*5 Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

6. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*4
					(Billions of yen )

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	30.1	24.2	80%
Power Systems	28.9	31.1	108%
Social Infrastructure & Industrial Systems	40.3	25.3	63%
Electronic Systems & Equipment	12.0	10.3	86%
Construction Machinery	66.7	32.8	49%
High Functional Materials & Components	104.3	49.7	48%
Automotive Systems	39.6	15.2	38%
Components & Devices	62.6	39.0	62%
Digital Media & Consumer Products	27.9	14.7	53%
Financial Services	361.4	295.6	82%
Others	37.7	25.2	67%
Eliminations & Corporate items	(23.6)	(17.1)	—
Total	788.4	546.3	69%	630.0	115%
Internal use Assets	424.0	247.4	58%	296.0	120%
Leasing Assets	364.4	298.9	82%	334.0	112%

7. Consolidated Depreciation by Business Segment*4
					(Billions of yen )

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	40.2	37.7	94%
Power Systems	20.7	22.0	107%
Social Infrastructure & Industrial Systems	26.2	25.3	97%
Electronic Systems & Equipment	12.4	16.1	130%
Construction Machinery	35.9	39.1	109%
High Functional Materials & Components	81.8	78.5	96%
Automotive Systems	38.7	35.9	93%
Components & Devices	77.2	62.9	81%
Digital Media & Consumer Products	36.8	23.8	65%
Financial Services	69.5	65.2	94%
Others	36.6	32.8	90%
Eliminations & Corporate items	2.1	1.9	90%
Total	478.7	441.7	92%	410.0	93%
Internal use Assets	392.2	356.4	91%	345.0	97%
Leasing Assets	86.5	85.2	99%	65.0	76%

8. Consolidated R&D Expenditure by Business Segment*4
					(Billions of yen )

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
	(A)	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	94.0	82.2	87%
Power Systems	15.3	17.6	115%
Social Infrastructure & Industrial Systems	22.8	19.9	88%
Electronic Systems & Equipment	30.8	44.1	143%
Construction Machinery	15.1	15.4	102%
High Functional Materials & Components	50.9	44.8	88%
Automotive Systems	63.1	38.4	61%
Components & Devices	78.9	69.1	88%
Digital Media & Consumer Products	22.9	18.7	82%
Financial Services	0.2	0.1	43%
Others	4.5	4.6	104%
Corporate items	17.4	17.0	97%
Total	416.5	372.4	89%	394.0	106%
Percentage of revenues (%)	4.2	4.2	—	4.3	—

9. Consolidated Balance Sheets by Financial and Non-Financial Services*4*5

(Billions of yen)

	As of March 31, 2009	As of March 31, 2010		As of March 31, 2009	As of March 31, 2010
Total Assets			Total Liabilities and Equity
Manufacturing, Services and Others			Manufacturing, Services and Others
Cash and cash equivalents	783.0	549.1	Short-term debt	1,276.0	698.3
Short-term investments	2.7	49.2	Trade payables	1,083.8	1,165.4
Trade receivables	1,719.5	1,943.9	Long-term debt	863.0	1,016.7
Inventories	1,456.4	1,222.1	Other liabilities	2,908.0	2,763.5
Investments and advances	590.4	607.6	Total	6,131.0	5,644.0
Property, plant and equipment	2,178.7	2,027.3	Financial Services
Other assets	1,345.3	1,269.8	Short-term debt	530.8	291.1
Total	8,076.2	7,669.4	Trade payables	213.7	210.9
Financial Services			Long-term debt	531.4	653.8
Cash and cash equivalents	24.9	28.4	Other liabilities	395.7	379.3
Trade receivables	595.4	556.1	Total	1,671.7	1,535.3
Investments in leases	651.1	563.9	Eliminations	(578.3)	(495.4)
Property, plant and equipment	217.8	194.6	Liabilities	7,224.3	6,683.9
Other assets	425.5	446.2	Total equity	2,179.3	2,267.8
Total	1,914.8	1,789.4	Total Hitachi, Ltd. Stockholders’ equity	1,049.9	1,284.6
Eliminations	(587.4)	(507.1)	Noncontrolling interests	1,129.4	983.1
Total Assets	9,403.7	8,951.7	Total Liabilities and Equity	9,403.7	8,951.7

10. Consolidated Statements of Operations by Financial and Non-Financial Services*4*5

(Billions of yen)

	Fiscal 2008	Fiscal 2009
Manufacturing, Services and Others
Revenues	9,805.0	8,765.5
Cost of sales and selling, general and administrative expenses	9,682.9	8,572.6
Operating income	122.0	192.9
Financial Services
Revenues	401.3	419.6
Cost of sales and selling, general and administrative expenses	394.6	411.1
Operating income	6.6	8.5
Eliminations
Revenues	(205.9)	(216.6)
Cost of sales and selling, general and administrative expenses	(204.4)	(217.3)
Operating income	(1.5)	0.7
Total
Revenues	10,000.3	8,968.5
Cost of sales and selling, general and administrative expenses	9,873.2	8,766.3
Operating income	127.1	202.1

11. Information & Telecommunication Systems

(1) Revenues and Operating Income*6
(Billions of yen)

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
	(A)	(B)	(B)/(A) X100	Six months ending September 30		Total
				(C)	(C)/six months ended Sep. 30, 2009	(D)	(D)/(B) X100
Revenues	1,945.3	1,705.5	88%	760.0	96%	1,730.0	101%
Software & Services	1,286.8	1,139.6	89%	517.0	98%	1,160.0	102%
Software	162.3	152.6	94%
Services	1,124.5	987.0	88%
Hardware	658.5	565.8	86%	243.0	91%	570.0	101%
Storage*7	216.7	194.4	90%
Servers*8	72.5	57.0	79%
PCs*9	37.0	28.9	78%
Telecommunication	151.1	141.4	94%
Others	181.2	144.1	80%
Operating income	138.4	94.5	68%	29.0	90%	100.0	106%
Software & Services	106.7	77.1	72%			82.0	106%
Hardware	31.7	17.3	55%			18.0	104%

*6	Figures for each product exclude intra-segment transactions. The Company has changed the business segment classification starting from Fiscal 2009. Upon the business segment classification change, this segment exclude the Hard Disk Drives business and etc. Figures for Fiscal 2008 have been restated to reflect the reclassification.
*7	Figures for Storage include disk array subsystems, etc.
*8	Figures for Servers include general-purpose computers, UNIX servers, etc.
*9	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions
(Billions of yen)

	Fiscal 2008	Fiscal 2009		Fiscal 2010 (Forecast)
	(A)	(B)	(B)/(A) X100	Six months ending September 30		Total
				(C)	(C)/six months ended Sep. 30, 2009	(D)	(D)/(B) X100
Revenues	340.0	304.0	89%	134.0	94%	292.0	96%

12. Hard Disk Drives*10*11

Period recorded for consolidated accounting purposes	Fiscal 2008	Fiscal 2009			Fiscal 2010
	(A)	Three months ended June 30	Total		Three months ending June 30
		(B)	(C)	(C)/(A) X100	(D)(Preliminary)	(D)/(B) X100
Shipment Period	Jan. 2008 to Dec. 2008	Jan. 2009 to Mar. 2009	Jan. 2009 to Dec. 2009		Jan. 2010 to Mar. 2010
Revenues
Billions of yen	573.3	97.7	451.7	79%	132.3	135%
Millions of U.S. dollars	5,574	1,026	4,821	86%	1,459	142%
Operating income (loss)
Billions of yen	21.4	(5.4)	9.2	43%	19.7	—
Millions of U.S. dollars	208	(57)	106	51%	217	—
Shipments (thousand units)*12	91,200	19,200	91,400	100%	26,500	138%
Consumer and Commercial
2.5-inch	48,200	10,200	50,600	105%	15,700	154%
3.5-inch	36,200	7,600	31,700	88%	7,800	102%
Servers	5,700	1,100	5,500	97%	1,500	130%
Emerging	1,140	220	2,070	182%	780	360%
External HDD	—	—	1,550	—	800	—

*10	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2010 include the operating results of Hitachi GST for the twelve months ended December 31, 2009.
*11	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*12	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

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